SECURITIES AND EXCHANGE COMMISSION
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06002813

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RECEIVED FEB 27 2006 SEC MAIL PROCESSING SECTION WASH, D.C. 213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12645

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COUNTRY Capital Management Company

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1705 Towanda Avenue
(No. and Street)

Bloomington (City) Illinois (State) 61701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter J. Borowski 309-821-3312
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

233 S. Wacker Drive (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 27 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Peter J. Borowski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COUNTRY Capital Management Company, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
Mary Brougher
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires May 19, 2009

Mary Brougher
Notary Public

[signature]
Signature

Vice President & Corporate Controller
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

COUNTRY Capital Management Company
Years ended December 31, 2005 and 2004

COUNTRY Capital Management Company

Financial Statements
and Supplementary Information

Years Ended December 31, 2005 and 2004

Contents

ERNST & YOUNG

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
COUNTRY Capital Management Company

We have audited the accompanying statements of financial condition of COUNTRY Capital Management Company (a wholly owned subsidiary of COUNTRY Life Insurance Company®) as of December 31, 2005 and 2004, and the related statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of COUNTRY Capital Management Company at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the 2005 basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such additional information has been subjected to the auditing procedures applied in our audit of the 2005 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

Ernst + Young LLP

February 3, 2006

0512-0699722

COUNTRY Capital Management Company

Statements of Financial Condition

	December 31	
	2005	**2004**
Assets		
Cash and cash equivalents	**$ 301,255**	$ 282,920
Investments, at fair value *(Note 2)*	**653,135**	677,841
Accounts receivable	**91,302**	64,580
Interest receivable	**9,377**	9,377
Due from affiliates	**95,402**	41,852
Income taxes recoverable	**14,045**	14,419
Total assets	**$ 1,164,516**	$ 1,090,989
Liabilities and stockholder's equity		
Accounts payable and accrued expenses	**$ 55,874**	$ 32,596
Due to affiliates	**354,579**	36,732
Deferred income taxes	**1,316**	11,192
Total liabilities	**411,769**	80,520
Stockholder's equity:		
Preferred stock, par value $100 per share:		
Authorized – 10,000 shares; issued and outstanding – None	**–**	–
Common stock, stated value $50 per share:		
Authorized, issued, and outstanding – 10,000 shares	**500,000**	500,000
Retained earnings	**252,747**	510,469
Total stockholder's equity	**752,747**	1,010,469
Total liabilities and stockholder's equity	**$ 1,164,516**	$ 1,090,989

See accompanying notes.

COUNTRY Capital Management Company

Statements of Operations and Retained Earnings

	Years Ended December 31 2005	2004
Revenues		
Marketing fees:		
Insurance sales	$ **914,953**	$ 687,116
Mutual fund sales	**981,343**	838,629
Service fees from parent	**1,500,000**	1,320,000
Investment income	**48,326**	43,586
Change in net unrealized appreciation on investments	**(24,882)**	(27,223)
Total revenues	**3,419,740**	2,862,108
Expenses		
Commission expense:		
Insurance sales	**659,274**	465,925
Mutual fund sales	**595,451**	495,341
General management services *(Note 4)*	**2,416,625**	2,019,140
Professional services	**6,499**	12,983
Dues and assessments	**3,777**	2,450
Other	**4,488**	6,763
Total expenses	**3,686,114**	3,002,602
Loss before income taxes	**(266,374)**	(140,494)
Income taxes *(Note 5)*		
Current expense (benefit)	**1,224**	(10,445)
Deferred benefit	**(9,876)**	(10,308)
	(8,652)	(20,753)
Net loss	**(257,722)**	(119,741)
Retained earnings at beginning of year	**510,469**	630,210
Retained earnings at end of year	$ **252,747**	$ 510,469

See accompanying notes.

COUNTRY Capital Management Company

Statements of Cash Flows

	Years Ended December 31	
	2005	**2004**
Operating activities		
Net loss	**$ (257,722)**	$ (119,741)
Adjustments to reconcile net loss to cash and cash equivalents provided by (used in) operating activities:		
Change in unrealized appreciation on investments	**24,882**	27,223
Amortization of premium on investments	**(176)**	(166)
Decrease in deferred income tax benefit	**(9,876)**	(10,308)
Increase in due from affiliates	**(53,550)**	(41,852)
Decrease (increase) in accounts receivable and interest receivable	**(26,722)**	27,330
(Increase) decrease in income taxes recoverable	**374**	(13,549)
(Decrease) increase in accounts payable and accrued expenses and due to affiliates	**341,125**	(18,647)
Net cash and cash equivalents provided by (used in) operating activities and increase (decrease) in cash and cash equivalents	**18,335**	(149,710)
Cash and cash equivalents at beginning of year	**282,920**	432,630
Cash and cash equivalents at end of year	**$ 301,255**	$ 282,920

See accompanying notes.

COUNTRY Capital Management Company

Notes to Financial Statements

December 31, 2005

1. Organization and Significant Accounting Policies

Organization and Operations

COUNTRY Capital Management Company (the Company) is a wholly owned subsidiary of COUNTRY Life Insurance Company® (COUNTRY Life), which is a wholly owned subsidiary of the Illinois Agricultural Holding Co., which, in turn, is a subsidiary of the Illinois Agricultural Association.

The Company's primary business is to serve as a broker/dealer of mutual fund, variable annuity, and variable universal life insurance products for the agents of COUNTRY® Insurance & Financial Services (COUNTRY). Marketing fees from variable annuity and variable universal life insurance products represented approximately 27% and 24% of total revenues in 2005 and 2004, respectively. Marketing fees from mutual funds represented approximately 29% of total revenues in both 2005 and 2004, and are generated through the sales of mutual funds offered by unaffiliated brokers and by COUNTRY Trust Bank, a wholly owned subsidiary of COUNTRY Life. Although the Company is registered in 21 states, its principal market is Illinois.

Effective January 1, 2004, the Company entered into a services agreement with COUNTRY Life in recognition of the benefits provided to COUNTRY Life's agency force by the availability of compliant registered insurance and financial products. Under the terms of the services agreement, COUNTRY Life paid the Company an annual service fee of $ 1,500,000 and $1,320,000 in 2005 and 2004, respectively. The service fees generated under this agreement accounted for 44% and 46% of the Company's total revenues in 2005 and 2004, respectively.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments are recorded at fair value. Changes in fair value on investments are included as revenue in the statements of operations and retained earnings. Fair value is determined using independent pricing sources.

1. Organization and Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all highly liquid investments with initial maturities of three months or less at the time of purchase to be cash equivalents.

Short-term investments are recorded at fair value and include investments in a cash management fund. Cost approximates fair value.

Marketing Fees

Marketing fees on insurance and mutual fund sales are recognized as revenue when the fees are earned by the Company.

2. Investments

The amortized cost and fair value of the Company's investments in fixed maturities at December 31, 2005 and 2004, are as follows:

Issuer	Maturity	Amortized Cost	Unrealized Appreciation	Fair Value
At December 31, 2005:				
GE Capital	2007	**$ 349,845**	**$ 662**	**$ 350,507**
Merrill Lynch Note	2006	**299,982**	**2,646**	**302,628**
		$ 649,827	**$ 3,308**	**$ 653,135**
At December 31, 2004:				
GE Capital	2007	$ 349,714	$ 10,835	$ 360,549
Merrill Lynch Note	2006	299,937	17,355	317,292
		$ 649,651	$ 28,190	$ 677,841

3. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital equal to the greater of 6 2/3% aggregate indebtedness or $5,000. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2005 and 2004, the Company had net capital of $512,158 and $841,406, respectively, and net capital requirements of $27,451 and $5,368, respectively. The Company's ratio of net capital to aggregate indebtedness was .80 to 1 and .10 to 1 at December 31, 2005 and 2004, respectively. The net capital rules may effectively restrict the payment of cash dividends.

4. Related-Party Transactions

The Company utilized the facilities, services, and staff of its related companies in the course of serving as a broker/dealer for the agents of COUNTRY. Charges for such facility usage and services were $2,416,625 and $2,019,140 for the years ended December 31, 2005 and 2004, respectively, which includes allocations of payroll expenses and certain employee benefits.

5. Income Taxes

The Company files its tax return on a separate-company basis. The effective tax rate differs from the prevailing corporate tax rate due principally to the effect of state income taxes and the deferred tax valuation allowance. Deferred income taxes result from the difference in the bases of investments for financial reporting and tax purposes.

The components of income tax expense (benefit) for the years ended December 31, 2005 and 2004, are as follows:

	Federal	State	Total
2005			
Current	**$ 89**	**$ 1,135**	**$ 1,224**
Deferred	**(9,876)**	**–**	**(9,876)**
	$ (9,787)	**$ 1,135**	**$ (8,652)**
2004			
Current	$ (10,163)	$ (282)	$ (10,445)
Deferred	(10,308)	–	(10,308)
	$ (20,471)	$ (282)	$ (20,753)

5. Income Taxes (continued)

The Company incurred net operating losses of approximately $243,000 and $82,000 in 2005 and 2004, respectively, resulting in a deferred tax asset of approximately $114,000. Cumulative losses create uncertainty about the realization of the tax benefits in future years. Accordingly, the Company recorded a valuation allowance of $114,000 and $29,000 at December 31, 2005 and 2004, respectively, against the deferred tax asset. The net operating loss is available as a carryforward to offset future years taxable income and expires in 2025.

The Company made tax payments of $875 and $3,104 during 2005 and 2004, respectively.

Supplementary Information

COUNTRY Capital Management Company

Schedule I – Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1

December 31, 2005

Aggregate indebtedness		
Accounts payable and accrued expenses and due to affiliates		$ 410,453
Deferred income taxes		1,316
		$ 411,769
Net capital		
Common stock		$ 500,000
Retained earnings		252,747
		752,747
Less:		
Unsecured receivables	$ 210,125	
Securities haircut	30,464	240,589
Net capital		$ 512,158
Capital requirements		
Minimum net capital requirement		$ 27,451
Net capital in excess of requirements		484,707
Net capital as above		$ 512,158
Ratio of aggregate indebtedness to net capital		.80 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's Unaudited December 31, 2005, Part IIA FOCUS filing.

COUNTRY Capital Management Company

Schedule II – Statement Relating to Certain Determinations Required Under Rule 15c3-3

December 31, 2005

The Company is exempt under Rule 15c3-3, paragraph (k)(1), of the Securities Exchange Act of 1934, from the requirement to maintain a *Special Reserve Bank Account for the Exclusive Benefit of Customers.*

ERNST & YOUNG

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Board of Directors
COUNTRY Capital Management Company

In planning and performing our audit of the financial statements and supplementary information of COUNTRY Capital Management Company (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst + Young LLP

February 3, 2006

Ernst & Young LLP